Orckit-Corrigent strengthens its sales effort in Latin America

Orckit-Corrigent continues to invest in the Latin America region with new office in Brazil, headed by Mr. Osmar Correa

Tel-Aviv, Israel. August 10, 2009 - Orckit Communications Ltd (NASDAQ: ORCT), the leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced the establishment of a new office in Brazil to extend its presence in Latin America region. The new office is headed by Mr. Osmar Correa, a telecommunication sales and business development veteran. This investment is reflecting the company's efforts to leverage the latest CM-4000 CE+T portfolio success at Mexico to the entire Latin America region.

"We are pleased to have Mr. Osmar Correa on board. Our CE+T solution is ideally suitable for Mercosur and Latin America market due to its capabilities to exploit existing install base and provide phased migration towards next generation networks" said Oren Tepper, Vice President corporate sales at Orckit Communications. "We have recently announced the selection of MetroNet, a Mexican carrier of carriers, in our CM-4000 portfolio. This is an excellent footprint in the local market and we intend to leverage this success to Mercosur with Mr. Correa's assistance. Mr. Correa brings vast knowledge and experience from his previous roles as sales manager for Allot Communications, Memotec Corp, and Ericsson Brazil, and we are confident in Mr. Correa's ability to succeed in his new position."

"I am pleased to join Orckit-Corrigent and strongly believe in our chances to conduct fruitful business in Brazil and the Latin America region," said Osmar Correa, Brazil country manager at Orckit-Corrigent. "The local Carrier Ethernet market opens an opportunity for our Layer 2 MPLS platforms. Orckit-Corrigent brings attractive solution to this marketplace and with the existing footprint in Mexico, we are in a good position to gain more market share."

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience, a reputable list of worldwide Tier-1 customers and sound leadership, the Company has a firm foothold in the ever-developing world of telecommunications.
Orckit-Corrigent's product lines include Carrier Ethernet + Transport (CE+T) switches - An MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - An advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home over the existing DSL infrastructure.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.

Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.